UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

Nova North, Floor 7, 11 Bressenden Place

London SW1E 5BY, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On September 7, 2023 Arqit Quantum Inc. issued a press release entitled “New Product Launch and Business Update”. A copy of that press release is furnished as Exhibit 99.1 hereto.

The information furnished in Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-262215), Form F-3 (File No. 333-268786) and Form F-3 (File No. 333-259982), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit List

Exhibit No.	Description
99.1	New Product Launch and Business Update Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

Date: September 7, 2023